Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

September 22, 2023

Mr. Frank Knapp

Ms. Shannon Menjivar

Mr. Kibum Park

Ms. Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Global Lights Acquisition Corp (CIK No.0001897971)

Response to the Staff’s Comments on

Amendment No. 3 to Draft Registration Statement on

Form S-1 Confidentially Submitted on December 5, 2022

Dear Mr. Knapp, Ms. Menjivar, Mr. Park and Ms. Lippmann,

On behalf of our client, Global Lights Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 3, 2023 on the Company’s Amendment No.3 to draft registration statement on Form S-1 confidentially submitted on December 5, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form S-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Responses to the comments contained in the Staff’s letter dated January 3, 2023

Capitalization, page 94

1.	Please revise the line item caption for ordinary shares outstanding on an as adjusted basis from 2,500,000 to 3,060,000, to also include the 560,000 private placement shares to be issued as part of the sale of the private placement units.

The Company has revised the disclosure throughout the Registration Statement to reflect the revised deal structure.

Index to Financial Statements

Notes to Financial Statements

Note 9 Event (Unaudited) Subsequent to the Date of the Independent Auditor's Report, page F-17

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin    beijing    boston    brussels    hong kong    london    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

2.	Please revise to disclose the specific date through which subsequent events were evaluated for the September 30, 2022 interim financial statements. We refer you to ASC 855-10-50-1.

The Company has disclosed the specific date through which subsequent events were evaluated on page F-18 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), Mr. Rong Liu, by telephone at 917-969-9309, or by email at rong.liu@marcumbp.com. Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP) is the independent registered public accounting firm of the Company.

Very truly yours,
/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:          Zhizhuang Miao, Chief Executive Officer, Global Lights Acquisition Corp

Bin Yang, Chief Financial Officer, Global Lights Acquisition Corp

Rong Liu, Partner, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP)